BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

S&P and Fitch reinforce BRF’s global scale rating at “BBB”

BRF S.A. (“BRF” or the "Company") (BOVESPA: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that the international credit rating agencies S&P and Fitch maintained BRF’s global scale rating at BBB.

On May 13, 2016, S&P published a note in which it reiterated its expectation that BRF will be able to maintain its low leverage levels and a strong liquidity position, despite the challenging domestic market and its recent acquisitions. The “stable” outlook reflects the agency’s view that BRF will preserve a healthy financial policy that should result in resilient free cash flow generation, increasingly supported by the Company’s international operations.

On May 10, 2016, Fitch also published a note maintaining BRF’s global scale rating at “BBB”, after having downgraded the Brazilian sovereign foreign currency rating from “BB+” to “BB”.

This places BRF three notches above the sovereign rating in foreign currency with both credit agencies (investment grade maintained), underpinning the Company´s financial flexibility and ability to support its international expansion plan.

São Paulo, May 16, 2016.

José Alexandre Carneiro Borges
Chief Financial and Investor Relations Officer